I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

September 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie, Legal Branch Chief

Re:	I-AM Capital Acquisition Company
Registration Statement on Form S-1
File No. 333-227018

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I-AM Capital Acquisition Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Wednesday, September 19, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ F. Jacob Cherian

F. Jacob Cherian

Chief Executive Officer

cc:        Ellenoff Grossman & Schole LLP